Issuer Name:                 The Ziegler Companies, Inc.
Reporting Person:            Wenzel, Frederick J.
                             4521 Winnequah Road
                             Monona, Wisconsin   53715
Social Security Number:      ###-##-####
Statement for:               April 1997
Relationship of
Reporting Person
to Issuer:                   Director
Title of Security:           Common Stock
Transaction Date:            April 28, 1997
Transaction Code:            J
Amount of
Securities Acquired:         300
Price:                       $18.6875
Amount of Securities
Beneficially Owned
at End of Month:             900
Ownership Form:              Direct